EXHIBIT 99.1

FirstService to Settle Long-Term Incentive Arrangement and Eliminate Dual Class Voting Structure

Jay S. Hennick to continue as Chairman and a Significant Shareholder

TORONTO, March 12, 2019 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) (“FirstService” or the “Company”) announced that it has entered into an agreement with Jay S. Hennick, the Company’s Founder, Chairman and largest voting shareholder, pursuant to which disinterested holders of FirstService’s Subordinate Voting Shares will be given an opportunity to approve a transaction (the “Transaction”) to settle the Restated Management Services Agreement (the “MSA”), including the long-term incentive arrangement (the “LTIA”), entered into on February 1, 2004, between the Company, Mr. Hennick and Jayset Management FSV Inc. (“HennickCo”), a corporation controlled by Mr. Hennick and to eliminate the dual class voting structure of FirstService.

Over the past several years, the FirstService Board of Directors has been considering the financial implications of the MSA as the Company continues to grow. The LTIA included in the MSA was established in 2004 in lieu of stock options and other compensation entitlements and was consistent with similar arrangements implemented at the time to motivate entrepreneurial founders/CEOs to create long-term value for shareholders. The arrangement achieved the desired result as the market value of FirstService increased by more than US$3 billion since 2004, representing an annualized return of over 24%. Given the growth of the FirstService business and the seasoned management team in place, which took on responsibility for the management and success of FirstService since the completion of the spin-off transaction in June 2015, Mr. Hennick indicated that he was prepared to receive a proposal from FirstService to terminate the MSA and unwind the dual class share structure, thereby relinquishing his effective control of the Company. In February 2019, the Board of Directors empowered the Executive Compensation Committee (the “Compensation Committee”), consisting of independent directors, Michael Stein (Chair), Bernard I. Ghert and Brendan Calder to, among other things, evaluate, make proposals, negotiate and consider the desirability, feasibility and fairness of, and report to the Board of Directors on, a potential transaction, including as to whether a potential transaction was in the best interests of the Company.

As part of the Transaction:

  Henset Capital Inc., a corporation controlled by Mr. Hennick, will convert 1,325,694 Multiple Voting Shares of the Company (being 100% of the outstanding Multiple Voting Shares) into Subordinate Voting Shares on a one-for-one basis and for no consideration, thereby eliminating FirstService’s dual class share structure;
  FirstService will acquire, directly or indirectly, all of the shares of HennickCo, the recipient of all fees and other entitlements under the MSA, for a purchase price determined with reference to the LTIA formula provided in the MSA which would have applied on a change of control transaction, and thereafter FirstService will terminate the MSA thereby eliminating the LTIA and all future fees and other entitlements owing thereafter;
  Mr. Hennick will retain his role as Chairman of FirstService, at the discretion of the Board, with compensation commensurate with that of a Non-Executive Chairman of a public company of similar size to FirstService; and
  FirstService will: (a) pay US$62.9 million in cash; and (b) issue a total of 2,918,860 Subordinate Voting Shares at a price of Cdn$115.58 per share (which is the 20-trading day VWAP of the Subordinate Voting Shares on the TSX determined on March 11, 2019, the day prior to the announcement of the Transaction).

The Transaction is subject to, among other conditions, the approval of a majority of the disinterested holders of FirstService’s Subordinate Voting Shares at an Annual and Special Meeting of Shareholders to be held on May 3, 2019 at 2:00 p.m. in Toronto, Ontario at The Design Exchange, 234 Bay Street, Toronto-Dominion Centre (the “Meeting”). The Board (with Mr. Hennick recusing himself) believes the Transaction is in the best interests of FirstService and the holders of Subordinate Voting Shares. All FirstService directors have advised FirstService that they will vote for the Transaction at the Meeting. The Board recommends that FirstService shareholders approve the Transaction.

The Transaction will create alignment among all FirstService shareholders, each of whom will own the same class of voting shares. In addition, the Transaction will facilitate an orderly transition by providing shareholders and the Board of Directors with greater flexibility to determine the future direction of the Company. The Transaction was structured to ensure an appropriate mix of cash and share consideration to maintain the Company’s conservative balance sheet, and Mr. Hennick’s continued commitment to FirstService.

T. Rowe Price Associates, Inc., the largest holder of Subordinate Voting Shares, has advised FirstService that, based on the information provided by the Company, it supports the Transaction. T. Rowe Price Associates, Inc., on behalf of accounts over which it exercises discretionary investment authority, owns or controls approximately 17.6% of the outstanding Subordinate Voting Shares and is considered a disinterested holder of Subordinate Voting Shares for purposes of the Transaction. T. Rowe Price Associates, Inc.’s beneficial ownership could change between the date hereof and the date of the Meeting.

Immediately following the completion of the Transaction, Mr. Hennick is expected to have control and direction over 5,767,080 Subordinate Voting Shares, representing 14.8% of the then expected outstanding shares. FirstService anticipates having 39,026,207 Subordinate Voting Shares outstanding immediately following completion of the Transaction.

“I am delighted to see FirstService, the company I founded 30 years ago, mature to the point where I feel comfortable taking a more hands-off role with respect to the operations of the business,” said Jay S. Hennick. “Agreeing to give up effective voting control and ongoing contractual entitlements under the MSA, which has been in place for 15 years, was a difficult decision. I have great confidence in Scott Patterson and the rest of the leadership team, and am very excited about the Company’s prospects for the future. Retaining a significant equity investment in the Company going forward was a pre-condition and retaining strategic oversight as Chairman of the Company has always been a privilege.”

“Working closely with Jay for more than 24 years has been rewarding,” said D. Scott Patterson, President and Chief Executive Officer of FirstService. “His vision and the culture he created were critical to our success and in delivering substantial returns for shareholders over many years. This transition of control demonstrates Jay’s confidence in our management team and his desire to remain our founding shareholder and Chairman shows his commitment to our Company’s future.”

At the Meeting, the Company also intends to seek approval to eliminate the Multiple Voting Shares as part of the authorized capital of the Company and to re-designate its Subordinate Voting Shares as Common Shares.

The cash payment under the Transaction is expected to be funded via the Company’s revolving credit facility. After giving effect to the Transaction, FirstService’s leverage is expected to increase by 0.3x Net Debt to Trailing 12 Months EBITDA.

In February 2019, the Compensation Committee and its advisors proceeded to engage in negotiations with Mr. Hennick and his advisors culminating in the Transaction. Following a rigorous independent review process, including receipt of advice from the Compensation Committee’s independent legal and compensation consultant advisors, the Compensation Committee unanimously recommended the Transaction to the Board of Directors, who then unanimously (with Mr. Hennick recusing himself) approved it. In support of its recommendation in favour of approving the Transaction, the Compensation Committee received a written opinion from its independent compensation consultant, Hugessen Consulting, that the Transaction is desirable from a compensation perspective as it would stem the ongoing dilutive effect of the LTIA, as well as better suit the current stage of the Company’s development and Mr. Hennick’s current role. Mr. Hennick and the Company believe that it was reasonable and appropriate that disinterested shareholders be given the opportunity to vote on the Transaction. The Compensation Committee also received independent legal advice from Miller Thomson LLP. The Transaction remains subject to customary closing conditions, including disinterested shareholder approval, lender approval and receipt of all other third party and regulatory consents and approvals, including from the Toronto Stock Exchange and NASDAQ.

The Compensation Committee and the Board of Directors of the Company identified, among others, the following material considerations which it took into account with respect to, and material benefits expected to be achieved on completion of, the Transaction:

  the Transaction will result in the elimination of FirstService’s dual class voting structure for no consideration, the result of which:
  – Allows shareholders and the Board of Directors to consider a broad range of corporate decisions and strategic alternatives without a possible veto by Mr. Hennick
  – Provides all shareholders with the same vote in proportion to their relative equity stake in the Company
  – Allows investors who may not wish to invest, or whose investment policies prevent them from investing in shares of companies with dual class share structures to purchase Subordinate Voting Shares, thereby potentially enhancing liquidity, and
  – Allows the Company to use the Subordinate Voting Shares for purposes of raising additional capital, effecting an acquisition or merger transaction or issuing additional equity without further dilution resulting from the MSA.
  the Transaction will facilitate an orderly transition of effective control by FirstService’s Founder to its shareholders, the Board of Directors and its professional management team and provides shareholders with greater flexibility to determine the future direction of the Company;
  Mr. Hennick agreed to forgo all future fees and other entitlements to which he would otherwise be permitted under the MSA, and is accepting a substantial portion of the consideration under the Transaction in Subordinate Voting Shares; and
  Mr. Hennick remains committed to the future direction of FirstService, and is expected to own or control 5,767,080 Subordinate Voting Shares representing 14.8% of the outstanding shares of the Company at the time of the completion of the Transaction. He will also continue to serve as non-executive Chairman of the Board of Directors.

The required information for FirstService shareholders to consider in relation to their vote on the resolution to approve the Transaction will be contained in the management information circular to be mailed to shareholders in respect of the Meeting. This management information circular will also be available at that time on SEDAR (www.sedar.com) and on the Company’s website at www.firstservice.com. A copy of the definitive transaction agreement will also be filed on SEDAR and accessible at www.sedar.com.

About FirstService Corporation

FirstService Corporation is a North American leader in the property services sector, serving its customers through two industry-leading service platforms: FirstService Residential, North America’s largest manager of residential communities; and FirstService Brands, one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$1.9 billion in annual revenues and has more than 20,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Subordinate Voting Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV”.

For the latest news from FirstService Corporation, visit www.firstservice.com.

Forward-looking Statements

This press release contains statements that constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to the potential benefits expected to be achieved on the completion of the Transaction, the expected continued commitment of Mr. Hennick to FirstService, the expected voting at the Meeting to approve the Transaction by FirstService directors, contemplated changes to the articles and option plan of FirstService and future filings to be made under securities laws. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks associated with the ability to satisfy shareholder, regulatory, third party and stock exchange approvals and conditions to consummate the Transaction or for any related changes to the articles and option plan of FirstService, the market value and trading price of the Subordinate Voting Shares of FirstService and other risks related to FirstService’s business, including those identified in FirstService’s annual information form for the year ended December 31, 2018 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings. Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

COMPANY CONTACTS:

D. Scott Patterson
President & CEO
(416) 960-9500

Jeremy Rakusin
Chief Financial Officer
(416) 960-9500